BB 6/19

09040767

...D STATES
...CHANGE COMMISSION
...n, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAR 3 1 2009
Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/6/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petsky Prunier Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 10th FL
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Petsky — 212-842-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman, LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike Petsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kamler, Lewis & Noreman, LLP, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NY County of NY
Subscribed before me
this March 26 2009

Claribel Lepiani

Notary Public

Signature

Designated Principal

Title

CLARIBEL LEPIANI
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01LE6078190
My Comm. Expires 07/29/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETSKY PRUNIER SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2008

PETSKY PRUNIER SECURITIES, LLC
(A Development Stage Company)
Financial Statements and Supplementary
Information Required By Rule 17a-5 of
The Securities and Exchange Commission
And Independent Auditor's Report
December 31, 2008

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report

Members and Directors of
Petsky Prunier Securities, LLC

We have audited the accompanying statement of financial condition of Petsky Prunier Securities, LLC (A Development Stage Company) as of December 31, 2008 and the related statements of operations and members' equity and cash flows for the year ended December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petsky Prunier Securities, LLC at December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

March 16, 2009
Great Neck, New York

PETSKY PRUNIER SECURITIES, LLC
(A Development Stage Company)
Statement of Financial Condition
December 31, 2008

Assets

Assets:	
Cash and Cash Equivalents	$ 97,851
Prepaid Expenses	8,100
	$ 105,951

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 10,440
Commitments and contingencies (Notes 2 and 3)	
Capital contributions	232,500
Deficit accumulated during development stage	(136,989)
Members' Equity	95,511
	$ 105,951

See accompanying notes to financial statements.

PETSKY PRUNIER SECURITIES, LLC
(A Development Stage Company)
Statement of Operations
For the Year Ended December 31, 2008

Revenues	$ 65,500
General and Administrative Expenses	158,200
Net loss	$ (92,700)

See accompanying notes to financial statements.

PETSKY PRUNIER SECURITIES, LLC
(A Development Stage Company)
Statement of Changes in Members' Equity
For the Year Ended to December 31, 2008

	Capital Contributions	Deficit Accumulated during Development Stage	Members' Equity
Balance January 1, 2008	$ 52,500	$ (44,289)	$ 8,211
Net loss for December 31, 2008	-	(92,700)	(92,700)
Capital contributions	180,000	-	180,000
Balance at December 31, 2008	$ 232,500	$(136,989)	$ 95,511

See accompanying notes to financial statements.

PETSKY PRUNIER SECURITIES, LLC
(A Development Stage Company)
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows From Operating Activities:	
Net Loss	$ (92,700)
Changes in assets and liabilities:	
Increase in prepaid expenses	(8,100)
Increase in accounts payable	651
Net Cash Used By Operating Activities	(100,149)
Cash Flows from Financing Activities:	
Members' contribution	180,000
Net Cash Provided by Financing Activities	180,000
Net Increase in Cash	79,851
Cash, beginning of year	18,000
Cash, end of year	$ 97,851

See accompanying notes to financial statements.

PETSKY PRUNIER SECURITIES, LLC
Notes to Financial Statements
December 31, 2008

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

Petsky Prunier Securities, LLC (the "Company") was formed on July 15, 2005 under the laws of the State of New York. The Company is a development stage entity and was formed as a registered broker dealer. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is registered with the Securities and Exchange Commission (SEC), NASD, and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a development stage entity and is an investment bank focused on the advertising, marketing and digital media industries. The Company's success will depend in part on its ability to develop a successful business plan, obtain customers and generate income. There can be no assurance that the Company will be successful in such endeavors.

The Company has no significant operating history and from July 15, 2005 (inception) to December 31, 2008, has generated a net loss of $136,989. The accompanying financial statements for the year ended December 31, 2008 have been prepared assuming the Company will continue as a going concern. During the year 2009, management intends to raise additional debt and/or equity financing to fund future operations and to provide additional working capital. However, there is no assurance that such financing will be consummated or obtained in sufficient amounts necessary to meet the Company's needs.

The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result form the possible inability of the Company to continue as a going concern.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, marketable securities, accounts payable and accrued expenses approximate their respective fair values at December 31, 2008.

Income Taxes

The Company was organized as a limited liability company, and accordingly, no provision is required for federal and state income taxes. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership and the income of the Company is taxed to the members. The Company is subject to local New York City income taxes.

Note 1 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and libilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

Note 2 - Related Party Transactions

Effective August 1, 2008, the Company entered into an office and administrative services agreement (the Agreement) with a related party. In accordance with the Agreement $13,100 is accrued monthly which has been waived for 2008. The amount of fees waived aggregated $65,500 which is included in revenues for both the year ended December 31, 2008 and for the period July 15, 2005 (Inception) to December 31, 2008.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2008, the Company had net capital of $87,411, which was $82,411 in excess of its required net capital of $5,000. The Company's ratio of Aggregate Indebtedness to Net Capital was to .12 to 1.

Note 4 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report
On Supplementary Information
Required By Rule 17a-5 of the
Securities and Exchange Commission

Members and Directors
Petsky Prunier Securities, LLC

We have audited the accompanying financial statements of Petsky Prunier Securities, LLC for the year ended December 31, 2008 and have issued our report thereon dated March 16, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis, and is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

March 16, 2009
Great Neck, New York

PETSKY PRUNIER SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2008

Schedule I

Net Capital:		
Total members' equity per statement of financial condition	$	95,511
Total net capital		95,511
Deductions - nonallowable assets:		
Other assets		8,100
Total Net Capital (Note 3)	$	87,411
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	10,440
Total Aggregate Indebtedness	$	10,440
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6-2/3% of $10,440)	$	696
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital (Note 3)	$	82,411
Ratio of aggregate indebtedness to net capital (Note 3)		.12 to 1

PETSKY PRUNIER SECURITIES, LLC
(A Development Stage Company)
Reconciliation Pursuant to Rule 17a-5(d)(4) of
The Securities and Exchange Commission
December 31, 2008

Schedule II

Net Capital, as reported in the Company's December 31, 2008 FOCUS Report	$ 83,311
Audit adjustments attributable to accrued expenses	4,100
Net Capital per this report (Schedule I)	$ 87,411

PETSKY PRUNIER SECURITIES, LLC
(A Development Stage Company)
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

Schedule III

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Members and Directors
Petsky Prunier Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Petsky Prunier Securities, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 (Continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 (Continued)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

March 16, 2009
Great Neck, New York